Investor Presentation December 3, 2020 Financing for Lower Middle-Market Companies Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated December 3, 2020 Relating to Registration Statement No. 333-228720

Legal Disclaimer Forward-Looking Statements: This presentation may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include comments with respect to our objectives and strategies, and the results of our operations and our business. These forward-looking statements inherently involve numerous risks, assumptions, and uncertainties, both general and specific. The risk exists that these statements may not be fulfilled. Although these statements are based on information available to us as of the date of this presentation, which we believe is reasonable, we caution readers of this presentation not to place undue reliance on these forward-looking statements as a number of known and unknown factors could cause future results to differ materially from these statements, including those factors listed under the caption “Risk Factors” in our Form 10-K and Form 10-Q filings, our registration statement, and other filings we may make with the Securities and Exchange Commission, all of which can be found on our web site at www.GladstoneCapital.com or the SEC’s web site, www.SEC.gov. Information contained on our website is not incorporated by reference into this communication. Forward-looking statements may be influenced in particular by factors such as the overall impact of the COVID-19 pandemic and other health emergencies, fluctuations in interest rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political, regulatory and technological conditions. We caution that the foregoing list is not exhaustive. When considering forward-looking statements when making decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and events.

Legal Disclaimer, cont. We have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates and may file one or more supplements to the prospectus in the future relating to a specific offering. Before you invest, you should read the prospectus in that registration statement and other documents we have or will file with the SEC for more complete information about us and any of our securities offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in any of our securities offerings will arrange to send you the applicable prospectus if you request it by calling 703-287-5893. Past or Present Performance Disclaimer: This presentation includes information regarding our past or present performance. Please note, past or present performance is not a guarantee of future performance or future results. We undertake no obligation to update the information contained herein to reflect subsequently occurring events or circumstances, except as required by applicable securities laws and regulations. This presentation contains statistics and other data that has been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data. **Amounts in tables and charts in thousands, except for share and per share amounts and as otherwise stated.

Gladstone Capital Overview Background: Founded in 2001, Gladstone Capital was one of the first business development companies (BDC) focused on making loans to lower middle market (“LMM”) U.S. businesses and its investment team continues to be dedicated to the BDC’s activities and performance and aligned with the BDC’s investors Managed by Gladstone Management Corporation, an SEC registered investment adviser that manages $3.0 billion in assets across four publicly traded funds with significant insider equity holdings and history of shareholder friendly actions to support fund distributions Investment Strategy: Target investments in growth-oriented industries with proven cashflows where capital flexibility is highly valued to support attractive investment yields Growth equity valuations can support proportionately greater equity contributions further insulating investment risk profile, while revenue growth provides path to organic deleveraging and alternative repayment options Majority of investments are backed by private equity sponsors which bring institutional governance, experience managing leveraged capital structure and significant equity at risk Leverage seasoned origination team to source, structure and pro-actively manage investments to mitigate losses Investment Profile (as of September 30, 2020): $450 million portfolio at fair value diversified across 48 companies and 18 different industries generating weighted average portfolio yield of 11.0% (excluding non-accruals) for the year ended September 30, 2020 Conservative asset mix with 91.1% of investments in secured loans, 47.4% in 1st lien loans and weighted average EBITDA leverage across core loan portfolio of 1st & 2nd lien investments of 3.8x (see Page 7 for a description of “core loan portfolio”) Modest leverage (96% debt/equity) while reporting ROE (NII) of 10.4% near the top of similarly sized BDC peers

Attractive Lower Middle Market Dynamics Why we target lower middle market companies Greater industry diversity and more consistent flow of growth-oriented investment opportunities across the vast array of U.S. based lower middle market businesses Lower middle market companies typically sell for lower cash flow multiples, which translate into lower leverage levels and better asset collateral coverage Smaller investment size attracts less competition from larger funds or commercial banks which supports more attractive investment returns at lower relative leverage levels More receptive to equity co-investments, providing an opportunity to selectively participate in anticipated growth and equity appreciation Trends Enhancing Opportunity for Non-Bank Lenders Growth oriented businesses when combined with PE sponsor’s investment plan to scale the business to generate equity appreciation often drives the desire for tailored financing solution from a more experienced and responsive lender able to flex with the business objectives albeit at a higher cost The ability to provide simplified and expedient “one-stop” financing solutions serves to reduce execution risk Regulations have curtailed commercial bank capacity to hold leveraged investments and scale diminishes their flexibility to respond to changing business conditions or opportunities Bulk of private debt funds focused on senior loans to larger middle market borrowers with higher minimum investment thresholds to achieve costs efficiencies and deployment objectives of their institutional investor base LMM investment strategy can provide attractive investment upside and is well suited for non-bank investment flexibility

Disciplined Investment Origination Focused on direct origination of lower middle market secured loans where GLAD controls documentation, lender protections and ongoing compliance/monitoring including board observation rights on all credits Debt investments based on demonstrated cashflow profile and near-term revenue visibility to support deleveraging and sustain debt service under adverse underwriting case Committed to maintaining balanced mix of 1st/2nd lien assets, with bulk of 1st lien investments to smaller companies where GLAD can directly manage credit and 2nd lien investments in larger companies (EBITDA typically >$10MM) with more diversified operations and deeper management resources Credit drives investment process however minimum investment yields are based on prevailing leverage and operating costs and required to support accretive return to common shareholders Thorough multi-disciplinary “equity like” underwriting approach – blending internal industry experience, onsite visits and management assessments, supplemented with third party financial reviews, industry assessments, management background checks, and legal and insurance investigations, etc. Highly selective screening process where under 5% of deals reviewed ultimately close and the bulk of investments are backed by private equity (>80% portfolio at 9/30/20) GLAD will selectively pursue small equity co-investments in the most attractive opportunities, typically less than 10% of debt investment and less than 10% of investment portfolio in the aggregate to limit drag on current income to support debt service and common dividends

Portfolio Metrics * For the purposes of this presentation, certain non-core investments have been excluded including investments: (i) Syndicated Loans; (ii) debt/equity co-investments with GAIN; (iii) investments under $4 million; (iv) equity only investments; (v) one negative EBITDA business; (vi) two auto and one oil and gas investment that saw outsized impacts from COVID-19 due to shutdowns; and (vii) and restructured investment in LWO Acquisitions Company LLC. Additionally, investment EBITDA and Leverage are weighted based on the size of the principal outstanding. GLAD’s core loan portfolio* has a weighted average EBITDA of $16.9 million and consists of 51% in first lien and 49% in second lien loans with a weighted average leverage multiple of EBITDA of 3.76x

Portfolio Metrics Delineating the core loan portfolio into the 1st/2nd lien components as outlined below supports a number of earlier representations: The 1st lien investments are on average to smaller businesses while the 2nd lien investments are to larger and more established businesses The delineation of the lien position does not materially alter the overall EBITDA leverage profile of the portfolio Our designation of 2nd lien investments based on more conservative leverage and collateral limitations of senior lenders in the LMM is not comparable to the leverage metrics or risk profile applicable to 2nd liens in the broadly syndicated market.                     Core Wgt Avg.     Portfolio Wgt Avg. EBITDA     Exposure EBITDA Leverage     1st Lien Investments 51% 7,410 3.71         2nd lien investments 49% 26,841 3.80     Excluding Large Outlier 14,679 4.12

Risk Management Ongoing Monitoring: Gladstone Capital requires board level participation in all portfolio companies to directly engage management, shareholders and directors regarding timely operating and financial performance of the business Quarterly board level participation provides added transparency and insight to anticipate and proactively manage the investment risk profile Each investment is required to provide detailed monthly reporting monitored by the deal teams At least quarterly each investment is subject to a detailed senior management/investment committee review Quarterly investments are valued by both internal and third-party expert with the final valuation process overseen by Gladstone Capital’s audit committee and independent board members Disciplined underwriting approach and proactive engagement has been a hallmark of lower middle market investment strategy from inception Investment committee consisting of Gladstone, Brubaker and Marcotte has been in place since 2013 Portfolio Composition $450 million portfolio at fair value diversified across 48 companies and 18 different industries (see below) Top 5 credits represent less than 30% of portfolio at FV No direct energy exposure in portfolio Conservative asset mix with 91.1% of investments in secured loans, and while the 1st and 2nd lien loans are typically evenly split (50%/50%) the weighted average EBITDA leverage across the entire core loan portfolio of 1st & 2nd lien investments is 3.8x as of 9/30/20, well below the larger middle market peers

Portfolio Diversity and Deal Sources Portfolio Diversification Across 18 Industries - At 9/30/2020 Fair Value Deal Source Composition - At 9/30/2020 Fair Value

Recent Investment Activity Diversity of LMM sector and market need for tailored financial solutions undeterred by 2020 challenges, 3 recent examples of GLAD investment activity… Leisure Products $26MM Uni-Tranche August 2020 Aerospace & Defense $20MM Unitranche Loan Sponsor Platform Acquisition Space May 2020 $30MM Second Lien Loan Sponsor Buyout Hunting Accessories May 2020 Education $24MM Uni-Tranche Sponsor Buyout Education Management PE Sponsored buyout of charter school platform focused on supporting at-risk high school students thru graduation Funded family office consortium buyout of large diversified manufacturer of hunting accessories PE Sponsored buyout of manufacturer of precision components serving prime space contractors.

Historical Credit Performance Gladstone Capital has a history of conservative investment valuations which contribute to the low levels of non-accrual investments which have declined to 1.5% of our total portfolio last quarter in spite of COVID-19 market disruptions Over the past 5 years, the bulk of the net realized losses relate to two isolated credit situations associated with a pre-2008 media investment written down in prior periods and a single energy services investment; excluding these credits, GLAD generated a net recovery/gain of .72% over the period GLAD’s residual media or energy services exposure represents <1% of the FMV of the portfolio today 5 year avg. 42643 43008 43373 43738 44104 As of: Non-accrual investments at cost $26,479 27,936 26,861 8,549 7,200 Investment Portfolio at cost $,381,801 ,411,435 ,427,467 ,428,452 ,494,647 Non-accrual investments as % of investment portfolio at cost 6.9% 6.8% 6.3% 1.9953226965914502 1.5% For the 12 months ended: Net realized gain/(loss) on investments $7,216 -3,475 ,-26,063 ,-16,388 -7,476 Net realized gain/(loss) on investments* $7,216 1,525 2,106 10,483 -7,476 Weighted average investments at cost $,379,881 ,390,316 ,457,713 ,433,300 ,472,022 Net realized gain/(loss) as a % of investment portfolio at cost -2.1% 1.9% -0.9% -5.7% -3.8% -1.6% Net realized gain/(loss) as a % of investment portfolio at cost* .7% 1.9% .4% .5% 2.4% -1.6% Weighted avg yield on investments, excluding non-accruals 0.1108 0.1157 0.11799999999999999 0.1226 0.10970000000000001 Weighted avg yield on investments, including non-accruals 0.1027 0.1061 0.1072 0.1182 0.1077 *Excluding losses on Francis Drilling Fluids, Ltd. (energy services) of $26.9MM in Dec-2018 and losses on Sunshine Media Holdings, Inc. (legacy printing business) of $28.2MM during Sept-18 and $5.0MM during Dec-16. Gains/Losses: -2,356 2,505 ,-28,169 ,-26,871 -4,409 17,000 -2,330 2,106 2,115 -5,589 -5,500 -5,000 8,734 2,508 1,207 1,251 -,366 14 -3,821 99 686 7,216 -3,475 ,-26,063 ,-16,388 -7,476 0 0 0 0 0 0 0 0 0 0 0 Other, net

Leverage Profile Modest leverage and diversified capital sources While GLAD has approval/flexibility to increase leverage to the BDC statutory leverage cap of 150% asset coverage of debt (equivalent to 200% debt to equity), the company has historically maintained a cushion to the regulatory limitation and today targets 90-110% debt to equity leverage and is currently at 96% as of 9/30/20 Diverse funding sources include $180 million secured warehouse bank facility led by KeyBank which has current borrowing availability in excess of $50 million today GLAD has capitalized on its longstanding retail investor following and been a regular issuer of debt and preferred shares and currently has two series of unsecured notes outstanding: GLADL, a $38.75 million 5.375% issue due November 2024 and GLADD, a $57.5 million 6.125% issue due November 2023 which is currently callable Operating performance and investor friendly manager support has resulted in GLAD common generally trading in excess of NAV supporting regular and cost-effective access to equity markets via ATM issuance under which GLAD has raised in excess of $16 million in the past 12 months Modest leverage, income profile and portfolio performance have contributed to support recent renewal of A- corporate credit rating from Egan-Jones* *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Coverage Year ended September 30,           In Thousands 2018 2019 2020 Net investment income (NII) $23,088 $24,580 $25,163 Interest expense 5,858 8,037 9,991 Preferred stock dividends 3,105 3,105 9 Amortization of deferred financing fees 1,014 1,348 1,484 NII before fixed charges $33,065 $37,070 $36,647 Interest expense and preferred stock dividend $9,977 $12,490 $11,484 Coverage ratio 3.3x 3.0x 3.2x

Established Platform Externally Managed by Gladstone Management Corporation Experienced Team with Diverse Skills $3.0 billion under management by a leading alternative asset manager Leverage experience to differentiate/ source attractive LMM investments 20-year history of investing across lower middle-market sectors Origination team maintains proactive investment oversight $2.1 billion invested across 246+ companies during GLAD’s history Team dedicated to fund and 100% aligned with investor interest Cost efficiencies driven by leveraging internal administration and compliance across multiple funds Active and ongoing involvement of all Senior Team Members with transparent BDC reporting requirements

Appendix Gladstone Capital Summary Results for September 30, 2020 Quarter

Gladstone Capital 9/30/2020 Quarter Summary Originations/Portfolio Activity: Invested $21.9 million during the quarter, including $20.7 million first lien proprietary debt investment in a new PE sponsored platform in the aerospace sector. Repayments and net proceeds totaled $22.6 million, including the repayment of our investment in Universal Survey Center. Quarter originations cap FYE total of $150 million of proprietary lower middle market loan investments consistent with investment strategy of modest leverage (~3.5x EBITDA) and accretive investment yields (~11%). Portfolio Yield / Net Investment Income (NII): Interest income increased 2.6% to $11.9 million vs. the prior quarter with the increase in the average balance of interest-bearing investments. Prepayment fees and dividend income recovered with the resumption of normal deal activities, leading to a total investment income increase of $0.9 million to $12.6 million, or 7.2% higher than the prior quarter. Borrowing costs were unchanged on the quarter and net management fees rose by $0.9 million with the reduction of incentive fee credits for the quarter. Net Investment Income for the quarter ended September 30, 2020 was unchanged at $6.1 million, or $0.195 per share, and covered 100% of distributions. Portfolio Performance and Valuation: The Net Increase in Net Assets from Operations was $10.2 million for the quarter, or $0.33 per share, driven by $3.6 million of net unrealized portfolio appreciation on the quarter. Senior secured assets rose with the portfolio activity during the quarter to 47.4% of our investment portfolio at fair value while the 2nd lien investments fell to 43.7%. Overall leverage performance was stable to improved as core leverage was relatively unchanged at 3.76x and non-performing assets were unchanged at 1.4% of investments at fair market value.

Gladstone Capital 9/30/2020 Quarter Summary Capital Base and Liquidity Liabilities declined to $225.4 million as of 9/30/2020, consisting of $128.0 million in borrowings on our credit facility, $57.5 million of our 6.125% 2023 senior notes, and $38.8 million of our 5.375% 2024 senior notes. Leverage decreased slightly during the quarter to 96% of Net Assets with the net unrealized portfolio appreciation and $2.8 million of net proceeds of common shares issued under the Company’s ATM program. The Company’s credit position improved with the increase in investment income which lifted interest income and fixed charge coverage to 3.2x for FY 2020. ROE Performance Over the last 45 months, our portfolio’s performance, as measured by NII / Average Net Assets, has consistently averaged ~10% and outpaced the average BDC returns. (1) (1) BDC ROE Source: Raymond James BDC Industry Weekly Newsletters

Gladstone Capital Origination Activity The 9/30/20 quarter capped a solid year of net investment growth, driven by $150 million of originations. Weighted average yield was unchanged on the quarter as Libor floors are in effect across the floating asset base.

Gladstone Capital Portfolio Trends Net originations over the last four quarters have averaged almost $20 million per quarter supporting an increase in the core interest income and improved expense efficiencies. Originations have also supported a gradual increase in total investments after a Q2 that saw unrealized depreciation associated with the COVID-19 pandemic related sell-off. The combination of larger unitranche investments and smaller second lien investments to larger businesses, has enabled GLAD to maintain first lien loans in the range of 45-50% of total investments and secured debt investments in excess of 90% of total investments.

Portfolio Composition **Weighted average yield on interest bearing debt investments (excludes non-accruals and reserves on interest receivables) Note: $’s are in (000’s)

Representative Portfolio Investments

Quarterly Financial Summary

Corporate Data

Executive Officers

David Gladstone
Chairman & CEO

Terry Lee Brubaker
Vice Chairman & COO

Bob Marcotte
President

Nicole Schaltenbrand
CFO & Treasurer

Research Coverage

Janney Montgomery Scott
Mitchel Penn

Ladenburg Thalmann
Mickey Schleien

Wedbush Securities
Henry J Coffey, Jr.

Websites

Gladstone Capital:
www.gladstonecapital.com

Investment Adviser:
www.gladstonemanagement.com

Information on all Funds:
www.gladstone.com

Other Officers

Michael LiCalsi
General Counsel and Secretary

Jack Dellafiora
Chief Compliance Officer

Investor Relations

1521 Westbranch Drive, Suite 100

McLean, VA 22102

(703) 287-5893

capital@gladstonecompanies.com

Other

Corporate Counsel:
Proskauer Rose LLP

Transfer Agent:
Computershare Inc.

Auditors:
PricewaterhouseCoopers LLP

NASDAQ Listings

Common Ticker: GLAD

5.375% Series 2024 Senior Notes: GLADL

6.125% Series 2023 Senior Notes: GLADD

Corporate Headquarters

1521 Westbranch Drive, Ste. 100
McLean, VA 22102
703-287-5800

Other Offices: Dallas & New York

GLADSTONE

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